                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                               QVC Network, Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock $.01 Par Value Per Share
        ---------------------------------------------------------------
                        (Title of Class of Securities)

                                   747262103
                      ----------------------------------
                                (CUSIP Number)

                 Andrew A. Merdek, Esq., Cox Enterprises, Inc.
         1400 Lake Hearn Drive, Atlanta, Georgia  30319 (404) 843-5564
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1994
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP No. 747262103
         -------------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cox Enterprises, Inc.
   58-1035149

2. CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*

   (a)       (b)  X
       ----      ----

3. SEC USE ONLY

4. SOURCE OF FUNDS*

   Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

   0

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   0
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10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


    Not Applicable

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable

14. TYPE OF REPORTING PERSON*

    CO
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ITEM 1.  SECURITY AND ISSUER

   The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of QVC Network, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1365 Enterprise Drive, Goshen Corporate Park, West Chester, PA 19380.

ITEM 2.  IDENTITY AND BACKGROUND

   (a) The person filing this statement is Cox Enterprises, Inc.

   (b) Cox Enterprises, Inc. is incorporated in the state of Delaware.

   (c) The principal business of Cox Enterprises, Inc. is publishing, broadcasting, cable television and automobile auctions.

   (d) The principal business address of Cox Enterprises, Inc. is 1400 Lake Hearn Drive, Atlanta, GA 30319.

   (e) The principal office address of Cox Enterprises, Inc. is 1400 Lake Hearn Drive, Atlanta, GA 30319.

   (f) During the last five years, Cox Enterprises, Inc. has not been convicted in a criminal proceeding.

   (g) During the last five years, Cox Enterprises, Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The transaction giving rise to the filing of this Amendment No. 1 to the
Schedule 13D filed on May 3, 1994 is the expiration of the option held by Cox Enterprises, Inc. to acquire 2,833,333 shares, or 7.1%, of the Common Stock for an aggregate exercise price of $170,000,000.

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ITEM 4.  PURPOSE OF TRANSACTION

   Cox Enterprises, Inc. has chosen not to exercise the option to purchase shares of the Common Stock of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER



   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


   Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Not Applicable

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SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 17, 1994
_________________________          COX ENTERPRISES, INC.
   Date
                                             /s/ Andrew A. Merdek
                                   By:___________________________________
                                   Andrew A. Merdek, Esq.
                                   Vice President-Legal Affairs